UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 16, 2025 announcing the CMB approval of the registrant's debt instrument issuance.

Istanbul, June 16, 2025

Announcement Regarding the CMB Approval of Debt Instrument Issuance

With reference to our Company's announcement dated April 29, 2025, the Capital Markets Board approved our application to issue domestic debt instrument on June 13, 2025 with the decision number 34/1034. The application form, approved issuance certificate and its annex are attached.

Authorized Member Decision Date	25.03.2025
Issue Limit and Currency Unit	10,000,000,000 TRY
Issue Limit Security Type	Debt Securities
Sale Type	Private Placement – Sale to Qualified Investor
Domestic/Oversea	Domestic
Capital Market Board Application Date	29.04.2025
Capital Market Board Application Result	Approval
Capital Market Board Approval Date	13.06.2025
Expiry Date of Issue Limit	13.06.2026

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 16, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 16, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer